Filed Pursuant to Rule 424(b)(3)
Registration No. 333-153664

SUPPLEMENT NO. 2 TO PROXY STATEMENT/PROSPECTUS

DATE OF SPECIAL MEETING OF SHAREHOLDERS: DECEMBER 23, 2008

Dear shareholders of Grey Wolf, Inc.:

As you know, Precision Drilling Trust (“Precision”) and Grey Wolf, Inc. (“Grey Wolf”) agreed to combine their businesses by merging Grey Wolf with and into Precision Lobos Corporation, a wholly-owned subsidiary of Precision. Previously, we sent to you the proxy statement/prospectus dated October 28, 2008 and a supplement thereto dated December 3, 2008, which described the merger and included a notice of special meeting of the shareholders of Grey Wolf to be held on December 23, 2008 and which we collectively refer to herein as the proxy statement/prospectus. This supplement no. 2 to the proxy statement/prospectus, which we refer to as this supplement, is provided to supplement the information contained in the proxy statement/prospectus.

This supplement contains information concerning Precision’s expectations regarding the terms and conditions of its financing of the merger. Shareholders are urged to read this supplement carefully together with the proxy statement/prospectus. The information contained in this supplement replaces and supersedes any inconsistent information set forth in the proxy statement/prospectus.

As described in the proxy statement/prospectus, Grey Wolf’s board of directors believes that the transactions contemplated by the merger agreement are fair to, and in the best interests of, Grey Wolf shareholders. Accordingly, Grey Wolf’s board of directors unanimously recommends that Grey Wolf shareholders vote “FOR” the proposal to approve the merger agreement.

Your vote is important.  Approval of the merger requires the affirmative vote of a majority of the outstanding shares of Grey Wolf common stock on the record date for the special meeting, October 27, 2008. If you have already voted and do not wish to change your vote, you need do nothing; the holder of that proxy will vote your shares as indicated on that proxy. Instructions for changing your vote and revoking your proxy are set forth beginning on page 39 of the proxy statement/prospectus.

If you have previously submitted a proxy voting for the merger and now wish to exercise appraisal rights (as described in more detail on page 87 of the proxy statement/prospectus and Annex D thereto), in addition to following the instructions set forth in the proxy statement/prospectus, you must either (i) submit a revised proxy voting against the merger or (ii) revoke your previously submitted proxy, in each case, in order to validly exercise appraisal rights.

If you have already returned a merger consideration election form and do not wish to change your election, you need do nothing. If you have previously submitted an election form and now wish to change your election (as described in more detail beginning on page 84 of the proxy statement/prospectus), you must submit a revised election form setting forth your new election. The election deadline remains 5:00 p.m. Houston, Texas time, on the second business day prior to the effective time of the merger. Precision and Grey Wolf will publicly announce the anticipated election deadline at least 5 business days prior to the anticipated effective time of the merger.

Kevin A. Neveu Chief Executive Officer Precision Drilling Corporation, Administrator of Precision Drilling Trust	Thomas P. Richards Chairman of the Board, President and Chief Executive Officer Grey Wolf, Inc.

NONE OF THE SECURITIES AND EXCHANGE COMMISSION, ANY SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA, OR ANY STATE OR FOREIGN SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED OF THE PRECISION TRUST UNITS TO BE ISSUED IN CONNECTION WITH THE MERGER DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS OR THIS SUPPLEMENT, NOR HAVE THEY DETERMINED IF THE PROXY STATEMENT/PROSPECTUS OR THIS SUPPLEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This supplement to the proxy statement/prospectus is dated December 11, 2008 and is first being mailed to Grey Wolf shareholders on or about December 12, 2008.

i

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Precision has filed a registration statement on Form F-4, which includes a proxy statement/prospectus, with the Securities and Exchange Commission (the “SEC”). SECURITY HOLDERS OF GREY WOLF ARE URGED TO CAREFULLY READ IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, THIS SUPPLEMENT AND OTHER MATERIALS REGARDING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREY WOLF, PRECISION, PRECISION DRILLING CORPORATION, PRECISION LOBOS CORPORATION AND THE PROPOSED MERGER.

The proxy statement/prospectus and this supplement incorporate important business and financial information about Grey Wolf, Inc. and Precision Drilling Trust from documents that each company has filed with the SEC but that have not been included in or delivered with the proxy statement/prospectus or this supplement. For a listing of documents incorporated by reference into this supplement and the proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 136 of the proxy statement/prospectus. All documents filed by Grey Wolf, Inc. and Precision Drilling Trust pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after October 28, 2008, the date of the initial proxy statement/prospectus, and before the date of the Grey Wolf, Inc. special meeting are deemed to be incorporated by reference into, and to be a part of, the proxy statement/prospectus from the date of filing of those documents.

Security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Precision and Grey Wolf with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Precision Drilling Trust, 4200, 150-6th Avenue, S.W., Calgary, Alberta, Canada, Attention: Investor Relations, telephone: (403) 716-4500, or to Grey Wolf, Inc., 10370 Richmond Avenue, Suite 600, Houston, Texas 77042, Attention: Investor Relations, telephone: (713) 435-6100. Precision and Grey Wolf and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Grey Wolf in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of shareholders of Grey Wolf is set forth in the proxy statement/prospectus.

FORWARD-LOOKING STATEMENTS

This supplement may contain “forward-looking statements” as that term is described under “Cautionary Statement Regarding Forward-Looking Statements” on page 37 of the proxy statement/prospectus, and any forward looking statements contained in this supplement are subject to the same risks and uncertainties as are described in that section.

ii

INTRODUCTION

This supplement supplements the proxy statement/prospectus. This supplement contains information concerning the revision of Precision’s expectations regarding the terms and conditions of its financing of the proposed Merger with Grey Wolf. Any statement contained in the proxy statement/prospectus is deemed to be modified and superseded to the extent that a statement set forth in this supplement modifies or supersedes such statement. Any term used but not defined in this supplement has the same meaning as defined in the proxy statement/prospectus.

RECENT DEVELOPMENTS

The proxy statement/prospectus is supplemented to include the following discussion of certain recent developments:

Precision’s and Grey Wolf’s businesses depend on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, changes in the price of natural gas or oil, which could have a material impact on exploration, development and production activities, could also materially affect Precision’s and Grey Wolf’s financial position, results of operations and cash flows.

Natural gas prices are the primary drivers of Precision’s and Grey Wolf’s Canadian and U.S. drilling operations. The Henry Hub natural gas spot price (as reported by Bloomberg) averaged US$9.03 per million cubic feet (mcf) during the period from October 1, 2007, through September 30, 2008. However, recently there has been a significant decline in natural gas and oil prices. The twelve month strip for natural gas prices (as reported by Bloomberg) at the close on December 9, 2008 was US$6.13 and the twelve month strip price for oil was US$51.22. This decline in commodity prices has been driven primarily by the significant deterioration in the demand for these commodities as the result of the current global economic environment, including the extreme tightness in the capital and credit markets.

These commodity price declines coupled with the tightness in the credit and equity capital markets have reduced Precision’s and Grey Wolf’s customers’ available cash flow for investment. As a result, some of Precision’s and Grey Wolf’s customers have been announcing reductions in their anticipated capital spending for 2009. In recent weeks the U.S. land drilling industry has seen rigs finish contracts and become stacked and available in the market. Additionally, as the industry stacked rig count increases, it puts downward competitive pressure on dayrates that land drilling contractors are able to receive for their services. These trends are expected to continue in the current commodity price and economic environment.

UPDATE TO FINANCING OF THE MERGER

The proxy statement/prospectus is supplemented to include the following disclosure in lieu of the discussion under “Financing of the Merger“on page 105 of the proxy statement/prospectus:

In connection with, but not as a condition to, the Merger, PDC has entered into a commitment letter (the “Commitment Letter”) with Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA, National Association and The Toronto-Dominion Bank that provides for (i) senior secured credit facilities (the “Senior Secured Facilities”) from certain financial institutions comprised of $800 million of term loan facilities (the “Term Loans”) and a $400 million revolving credit facility (the “Revolving Facility”) and (ii) a $400 million term loan from a senior unsecured term loan facility (reduced by the amount of Grey Wolf’s convertible notes that PDC determines on or prior to the closing date of the Merger will not be converted or redeemed on or after the closing date) (the “Senior Unsecured Facility” and together with the Senior Secured Facilities, the “2008 Credit Facility”) from certain financial institutions. The availability of the 2008 Credit Facility to Precision and its subsidiaries is subject to the satisfaction of a number of customary conditions which Precision expects to be satisfied.

The Term Loans are expected to consist of (i) a five-year term loan facility in the amount of $400 million (the loans thereunder, the “Tranche A Term Loans”) and (ii) a 5.75-year term loan facility in the amount of $400 million (the loans thereunder, the “Tranche B Term Loans”). The Tranche A Term Loans are expected to be repayable in quarterly installments in aggregate annual amounts equal to 5% of the original principal amount thereof in the first year following the closing date, 10% of the original principal amount thereof in the second year following the closing date, 10% of the original principal amount thereof in the third year following the closing date and 15% of the original principal amount thereof in the fourth year following the closing date, with the balance payable on the final maturity date thereof. The Tranche B Term Loans are expected to be repayable in quarterly installments in an aggregate annual amount equal to 5% of the original principal amount thereof each year, with the balance payable on the final maturity date thereof. The Term Loans are expected to be subject to mandatory prepayments from the proceeds of debt issuances and asset dispositions by Precision, PDC or their subsidiaries, subject to customary exceptions to be agreed upon and from a leverage-based portion of excess cash flow. The proceeds of the Term Loans will be used to finance a portion of the Merger (including expenses related thereto).

The Revolving Facility is expected to be a five-year revolving facility in the amount of $400 million available on a revolving basis, including a portion available for letters of credit, during the period commencing on the closing date of the Merger and ending on the date that is five years after the closing date of the Merger. The proceeds of the Revolving Facility will be used primarily to finance the working capital needs and general corporate purposes of Precision, PDC and their respective subsidiaries. In addition, it may provide additional amounts which may be necessary to finance the Merger, including any original issue discounts in respect of the Senior Secured Facility, refinancing of indebtedness and payment of fees and expenses in connection with the Merger.

The Senior Unsecured Facility is expected to have an initial term of 12 months following the closing date, which may be extended in certain circumstances. At the end of the initial term, any of the initial loans that have not been repaid will be automatically converted into term loans with a term ending on the eighth anniversary of the closing date of the Merger, subject to compliance with certain conditions including no payment default under the Senior Unsecured Facility and no acceleration under the Senior Unsecured Facility, the Term Loans or the Revolving Facility. The Senior Unsecured Facility is also expected to be subject to mandatory prepayments from the net cash proceeds of debt issuances and asset sales, subject to customary exceptions to be agreed upon. Proceeds of the Senior Unsecured Facility will be used to finance a portion of the Merger (including the potential purchase of the Grey Wolf convertible notes for holders that exercise their change of control rights after the closing date of the Merger obligating us to purchase such convertible notes). After June 30, 2009, the financial institutions will be able to demand that PDC engage one or more investment banks to publicly sell or privately place debt securities, the proceeds from which will be used to repay the outstanding loans under the Senior Unsecured Facility.

In order to complete a successful syndication of the 2008 Credit Facility, the financial institutions are entitled, in consultation with PDC, to change certain of the proposed terms of the facility, including requiring the Senior Unsecured Facility to be secured by a second lien on the collateral securing the Senior Secured Facilities. Precision currently expects that the blended all-in funded interest rates on the 2008 Credit Facility will have a combined effective interest rate of approximately 15% per annum, taking into account the original issuance discount and fees which will reduce the net proceeds to Precision by approximately US$133 million. The financial institutions are entitled to implement prior to and for a period following the closing of the Merger additional increases in interest rates, original issue discount and/or upfront fees, subject to certain limitations, to facilitate their syndication efforts.

Precision expects that the credit agreement governing the Senior Secured Facilities will contain limitations on the distributions. Distributions are expected to be limited by, among other things, a limitation based on 20% of Precision’s operating cash flow before changes in working capital, provided that 50% of operating cash flow generated by Precision in excess of certain base case projections will be permitted to be paid as distributions, subject to an overall cap on distribution payments equal to 30% of aggregate operating cash flow before changes in working capital. In addition, it is expected that the 2008 Credit Facility will contain certain restrictions on capital expenditures.

UPDATE TO RISK FACTORS

The proxy statement/prospectus is supplemented to include the following disclosure in “Risk Factors” beginning on page 25 of the proxy statement/prospectus:

The terms of the various forms of indebtedness have not been finalized and are subject to market risk.

The terms of the various forms of indebtedness described in “Financing of the Merger” reflect the current state of discussions with respect to Precision’s financing of the Merger. The terms, however, may materially change depending on market conditions at or following the closing of the Merger. The economic terms of the indebtedness, including interest rates and original issue discount rates, may vary depending on market conditions existing at the time of execution of the credit agreements and during the syndication of the credit facilities following the closing of the Merger. Adverse market conditions could result in higher than expected interest and/or original issue discount rates or subject Precision to restrictive covenants that impose restrictions and limitations that are in addition to, or more restrictive than, those currently expected. In addition, if market flex provisions applicable to the new debt financings are exercised by the lenders, the interest expense and original issue discount rates payable by the borrower could increase substantially from the currently expected blended all-in funded effective interest rate of approximately 15%. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page S-9 of this supplement.

Precision’s indebtedness contains restrictive covenants.

The 2008 Credit Facility will impose significant operating and financial restrictions on Precision. These restrictions will limit Precision’s ability to, among other things:

•	pay distributions in respect of Precision’s trust units;

•	incur additional indebtedness;

•	create liens;

•	create or permit to exist restrictions on the ability of Precision’s restricted subsidiaries to make certain payments and distributions;

•	engage in amalgamations, mergers or consolidations or sell or otherwise dispose of all or substantially all of Precision’s assets;

•	make certain dispositions and transfers of assets;

•	engage in transactions with affiliates; and

•	designate subsidiaries as unrestricted subsidiaries.

In addition, under the 2008 Credit Facility, Precision will be required to satisfy and maintain certain financial ratio tests. Precision’s ability to meet such tests could be affected by events beyond its control, and Precision may not be able to meet such tests.

A breach of any of these covenants could result in a default under the 2008 Credit Facility. Upon the occurrence of an event of default under the 2008 Credit Facility, the lenders could elect to declare all amounts outstanding under the 2008 Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. If Precision is unable to repay those amounts, the lenders under the 2008 Credit Facility could proceed to foreclose or otherwise realize upon the collateral granted to them to secure that indebtedness. If the lenders under the 2008 Credit Facility accelerate the repayment of borrowings, Precision may not have sufficient assets to repay the 2008 Credit Facility as well as other indebtedness. The acceleration of Precision’s indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross-default or cross-acceleration provisions. If Precision’s indebtedness is accelerated, Precision may not be able to repay its indebtedness or borrow sufficient funds to refinance it.

Even if Precision is able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to Precision. The restrictions in the 2008 Credit Facility may adversely affect Precision’s ability to finance future operations and capital needs and to pursue available business opportunities. Moreover, any new indebtedness Precision incurs may impose financial restrictions and other covenants on Precision that may be more restrictive.

Precision’s operations are dependent on the price of oil and natural gas.

Precision’s business depends on the level of spending by oil and gas companies for exploration, development and production activities. Therefore, a sustained increase or decrease in the price of gas or oil, which could have a material impact on exploration, development and production activities, could also materially affect Precision’s financial position, results of operations and cash flows.

During recent months, there has been substantial volatility and a decline in oil and gas prices due at least in part to deteriorating global economic developments. US inventory levels for natural gas rose higher than expected during the 2008 summer injection season and approached full capacity at the end of the season, as was the case in 2007.

Should the current reduction in oil and natural gas prices continue for a prolonged period, it could depress the level of exploration, development and production activity. This would likely result in a corresponding decline in the demand for Precision’s services and could have a material adverse effect on Precision’s revenues, cash flows and profitability. Lower oil and natural gas prices could also cause Precision’s customers to seek to terminate, renegotiate or fail to honor Precision’s drilling contracts which could affect the fair market value of Precision’s rig fleet and which in turn could trigger a write-down of its assets, as well as adversely affect its ability to retain skilled rig personnel and obtain access to capital to finance and grow its businesses.

Deteriorating conditions in the credit markets may adversely affect Precision’s business.

Precision’s ability to make scheduled payments on or to refinance its debt obligations depends on Precision’s financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond Precision’s control. The credit markets in the United States and Canada, have recently experienced adverse conditions. Continuing volatility in the credit markets may increase costs associated with issuing debt instruments due to increased spreads over relevant interest rate benchmarks, or affect Precision’s, or third parties Precision seeks to do business with, ability to access those markets. Precision may be unable to maintain a level of cash flow from operating activities sufficient to permit Precision to pay the principal, premium, if any, and interest on its indebtedness.

The recent financial crisis and falling commodity prices are likely to adversely affect demand for Precision’s contract drilling services and may increase Precision’s credit risk of customer nonpayment. Precision’s customers generally rely on equity and debt financing from public and private capital sources and cash flow from operations to fund their drilling activities. Precision believes that the recent US and global financial crisis has made it more difficult for its customers to obtain equity capital and credit. As a consequence, Precision anticipates that demand for Precision’s drilling services will be adversely affected by these financial market conditions but Precision is unable to predict the severity or duration of any such decrease in demand. Precision also believes that fears of a prolonged recessionary period and possibly reduced energy demand have contributed to recent substantial declines in prices for oil and gas. These falling commodity prices can also be expected to dampen demand for Precision’s contract drilling services as Precision’s customers’ operating cash flow decreases and the borrowing bases under their oil and gas reserve-based credit facilities are reduced as a consequence of lower commodity prices. Precision may also face increased credit risk from customers as the ability of some of its customers to pay amounts owed to Precision becomes impaired because of the impact that the financial crisis and falling commodity prices are having on their businesses.

The intense price competition and cyclical nature of the contract drilling industry could have an adverse effect on Precision’s revenue and profitability.

The contract drilling business is highly competitive with numerous industry participants, and the drilling contracts Precision competes for are usually awarded on the basis of competitive bids. Precision believes pricing and rig availability are the primary factors considered by its potential customers in determining which drilling contractor to select. Precision believes other factors are also important. Among those factors are:

•	the drilling capabilities and condition of drilling rigs;

•	the quality of service and experience of rig crews;

•	the safety record of the company and the particular drilling rig;

•	the offering of ancillary services;

•	the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques; and

•	mobility and efficiency of marketed rigs.

While Precision must generally be competitive in its pricing, Precision’s competitive strategy emphasizes the capabilities and quality of its equipment, the safety record of its rigs and the experience of its rig crews to differentiate it from its competitors. This strategy is less effective during an industry downturn, as lower demand for drilling services intensifies price competition and makes it more difficult for Precision to compete on the basis of factors other than price.

The contract drilling industry historically has been cyclical and has experienced periods of low demand, excess rig supply and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess drilling rig supply intensify the competition in the industry and often result in rigs being idle. There are numerous contract drilling competitors in each of the markets in which Precision operates. In all of those markets, an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services is better in a region where Precision operates, Precision’s competitors might respond by moving in suitable drilling rigs from other regions, by reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market area from any source could rapidly intensify competition and make any improvement in demand for drilling rigs short-lived.

Capital overbuild in the drilling industry could lead to a decline in demand for Precision’s services.

Because of the long life nature of drilling equipment and the lag between the decision to build a rig and the placement of the rig into service, the number of rigs in the industry does not always correlate to the level of demand for those rigs. Periods of high demand often spur increased capital expenditures on rigs, and those capital expenditures may exceed actual demand. Precision believes that there is currently an excess of rigs in the North American oil and gas industry in relation to current levels of demand. This capital overbuild could cause Precision’s competitors to lower their rates and could lead to a decrease in rates in the oilfield services industry generally, which would have an adverse effect on Precision’s revenues, cash flows and earnings.

SELECTED UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION

The following tables set forth selected unaudited pro forma condensed combined financial information. The pro forma amounts included in the tables below are presented as if the Merger had occurred as of September 30, 2008 for the pro forma balance sheet and as of January 1, 2007 for the pro forma statements of operations, and reflects adjustments directly related to the Merger. The pro forma adjustments are based on available information and assumptions that each company’s management believes are reasonable and in accordance with SEC requirements for pro forma financial statements. You should read this information in conjunction with, and such information is qualified in its entirety by, the consolidated financial statements and accompanying notes of Precision and Grey Wolf and the unaudited pro forma condensed combined financial statements. The pro forma amounts in the tables below are presented for illustrative purposes. You should not rely on the pro forma amounts as being indicative of the financial position or the results of operations of the combined company that would have actually occurred had the Merger been effective during the periods presented or of the future financial position or future results of operations of the combined company.

	Nine Months Ended	Year Ended
	September 30, 2008	December 31, 2007
	(US GAAP, US$ in thousands,
	except per unit data)
Statement of Operations Data:
Revenue	$1,405,292	$1,847,031
Operating expenses (excluding depreciation and amortization)	793,548	994,784
Depreciation and amortization	152,654	194,204
General and administrative	72,418	81,621
Merger activity costs of Grey Wolf	18,327	—
Interest expense, net	113,926	146,643
Net income from continuing operations	213,327	383,092
Net income	213,327	385,847
Net Income Per Trust Unit:
Basic	1.33	2.41
Diluted	1.33	2.41
Weighted Average Trust Units Outstanding:
Basic	159,973	159,973
Diluted	160,009	159,975

As of September 30, 2008
(US GAAP, US$ in
thousands)
Balance Sheet Data:
Cash and cash equivalents	$—
Working capital	113,890
Total assets	4,372,579
Long-term debt	1,182,607
Unitholders’ equity (including temporary equity)	2,087,464

COMPARATIVE PER SHARE AND TRUST UNIT DATA

The following table sets forth, for the periods indicated, selected pro forma per trust unit amounts for the Precision trust units after giving effect to the Merger accounted for under the purchase method of accounting, pro forma per trust unit equivalent amounts for shares of Grey Wolf common stock and the corresponding historical per share data for the Grey Wolf common stock and per trust unit data for the Precision trust units. The information presented is based upon, and is qualified in its entirety by, the consolidated financial statements and the related notes of each of Grey Wolf and Precision. You should not rely on the pro forma per share or per trust unit data as being indicative of the results of operations or the financial condition that would have been reported by the combined company had the Merger been in effect during these periods or that may be reported in the future.

Information presented in the table below reflects the following:

•	The assumption that no Grey Wolf convertible notes will be converted prior to the Merger.

•	Each of the comparative per share and trust unit data has been calculated assuming completion of the Merger as if it had been in effect for all periods presented based on an aggregate of approximately 181 million outstanding shares of Grey Wolf common stock being acquired by Precision subject to the maximum amounts of US$5.00 in cash and 0.1883 of a Precision trust unit for each share of Grey Wolf common stock.

•	Net income per trust unit is presented based upon the pro forma results of the two entities stated under US GAAP.

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2008	2007

Precision — Historical (Cdn$)
Net Income From Continuing Operations
Per Trust Unit:
Basic	$1.67	$2.73
Diluted	1.67	2.73
Book value per trust unit	10.98	10.97
Grey Wolf — Historical (US$)
Net Income Per Share:
Basic	$0.50	$0.93
Diluted	0.42	0.79
Book value per share	4.21	3.70
Combined Entity — Unaudited Pro Forma Combined Amounts (US$)
Net Income Per Trust Unit:
Basic	$1.33	$2.41
Diluted	1.33	2.41
Book value per trust unit	13.05	N/A

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The accompanying unaudited pro forma condensed combined financial statements have been prepared by management of PDC, administrator of Precision, to reflect the combination of Precision and Grey Wolf as further described in Note 1 — Basis of presentation.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS AT SEPTEMBER 30, 2008

	Historical		Pro Forma
	Precision	Grey Wolf	Adjustments		Combined
	(US GAAP, US$ in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$6,274	$290,226	$(300,750	)(5i)	$—
			10,524	(5i)
			(6,274	)(5i)
Restricted cash	—	867	—		867
Accounts receivable, net	307,652	182,217	—		489,869
Other current assets	8,115	10,585	—		18,700
Income tax recoverable	3,090	—	—		3,090
Current deferred tax assets	—	6,949	—		6,949

Total current assets	325,131	490,844	(296,500)		519,475

Income tax recoverable	54,785	—	—		54,785
Property, plant and equipment, net of depreciation	1,213,158	789,881	750,000	(4)	2,753,039
Goodwill	328,025	10,377	457,142	(4)	785,167
			(10,377	)(5m)
Other intangible assets, net of amortization	1,298	—	94,780	(4)	96,078
Other non-current assets, net	—	30,785	133,250	(5i)	164,035

TOTAL ASSETS	$1,922,397	$1,321,887	$1,128,295		$4,372,579

LIABILITIES AND UNITHOLDERS’/SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$136,952	$108,389	$34,200	(5l)	$350,157
			63,800	(5k)
			6,816	(5j)
Distributions payable	15,428	—	—		15,428
Current portion of long term debt	—	—	40,000	(5i)	40,000

Total current liabilities	152,380	108,389	144,816		405,585

Long-term incentive plan payable	6,715	—	—		6,715
Long-term debt	218,726	274,725	1,182,607	(5i)	1,182,607
			(218,726	)(5i)
			(274,725	)(5i)
Other long-term liabilities	35,240	20,563	—		55,803
Deferred income tax	147,921	165,468	321,016	(4)	634,405
Unitholders’ temporary equity	1,889,608	—	726,049	(4)	2,434,316
			(181,341	)(5n)
Common stock	—	19,827	(19,827	)(5m)	—
Additional paid-in capital	—	402,743	(402,743	)(5m)	—
Treasury stock, at cost	—	(124,767)	124,767	(5m)	—
Accumulated other comprehensive income	(50,199)	—	—		(50,199)
Retained earnings (deficit)	(477,994)	454,939	(454,939	)(5m)	(296,653)
			181,341	(5n)

TOTAL LIABILITIES AND UNITHOLDERS’/SHAREHOLDERS’ EQUITY	$1,922,397	$1,321,887	$1,128,295		$4,372,579

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

	Historical		Pro Forma
	Precision	Grey Wolf	Adjustments		Combined
	(US GAAP, US$ in thousands, except per unit data)

Revenues	$752,913	$652,379	—		$1,405,292
Costs and expenses:
Operating expenses	408,746	384,802	—		793,548
Depreciation and amortization	59,459	82,497	39	(5a)	152,654
			(45,006	)(5b)
			35,598	(5c)
			20,067	(5d)
General and administrative	47,864	24,554	—		72,418
Merger activity costs of Grey Wolf	—	18,327			18,327
Loss on sale of assets	—	39	(39	)(5a)	—
Interest income	(246)	(6,134)	—		(6,380)
Interest expense	6,698	8,610	(8,610	)(5e)	120,306
			(6,589	)(5e)
			1,800	(5f)
			100,865	(5f)
			17,532	(5g)

Income before income taxes	230,392	139,684	(115,657)		254,419
Income tax provision (benefit)	27,499	51,752	(38,159	)(5h)	41,092

Net income	$202,893	$87,932	$(77,498)		$213,327

Basic income per unit	$1.61				$1.33

Diluted income per unit	$1.61				$1.33

Weighted average units outstanding:
Basic	125,758				159,973

Diluted	125,794				160,009

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

	Historical		Pro Forma
	Precision	Grey Wolf	Adjustments		Combined
	(US GAAP, US$ in thousands, except per unit data)

Revenues	$940,454	$906,577	—		$1,847,031
Costs and expenses:
Operating expenses	480,937	513,847	—		994,784
Depreciation and amortization	72,990	97,361	(175	)(5a)	194,204
			(50,428	)(5b)
			47,700	(5c)
			26,756	(5d)
General and administrative	52,182	29,439	—		81,621
Gain on sale of assets	—	(175)	175	(5a)	—
Interest income	(517)	(13,202)	—		(13,719)
Interest expense	7,337	13,910	(13,910	)(5e)	160,362
			(7,238	)(5e)
			134,487	(5f)
			2,400	(5f)
			23,376	(5g)

Income before income taxes	327,525	265,397	(163,143)		429,779
Income tax provision (benefit)	5,790	95,505	(54,608	)(5h)	46,687

Net income before discontinued operations	321,735	169,892	(108,535)		383,092
Gain on disposal of discontinued operations, net of tax	2,755	—	—		2,755

Net income	$324,490	$169,892	$(108,535)		$385,847

Basic income per unit	$2.58				$2.41

Diluted income per unit	$2.58				$2.41

Weighted average units outstanding:
Basic	125,758				159,973

Diluted	125,760				159,975

PRECISION DRILLING TRUST
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS
As at and for the nine months ended September 30, 2008 and as at and for the year ended
December 31, 2007 (US GAAP, in thousands of US$, except per unit amounts)

Note 1 —	Basis of presentation

The accompanying unaudited pro forma condensed combined financial statements (the “Statements”) have been prepared by management of PDC, as administrator of Precision, for inclusion in this supplement to the proxy statement/prospectus related to the acquisition of Grey Wolf as described in note 2 below (the “Grey Wolf Acquisition”). The statements are prepared and reported in US dollars in accordance with United States generally accepted accounting principles (“US GAAP”). The accounting policies used in the compilation of the Statements are those described in Precision’s audited consolidated financial statements as at and for the year ended December 31, 2007.

The unaudited pro forma condensed combined Statements of Operations have been prepared assuming the Grey Wolf Acquisition had occurred on January 1, 2007. The unaudited pro forma condensed combined Balance Sheet has been prepared assuming the Grey Wolf Acquisition occurred on September 30, 2008.

The Statements have been prepared using the following information:

(i) audited consolidated financial statements of Precision for the year ended December 31, 2007;

(ii) audited consolidated financial statements of Grey Wolf for the year ended December 31, 2007;

(iii) unaudited consolidated financial statements of Precision as at and for the nine months ended September 30, 2008 including the related reconciliation of the unaudited interim financial statements to US GAAP;

(iv) unaudited consolidated financial statements of Grey Wolf as at and for the nine months ended September 30, 2008; and

(v) such other supplementary information as was considered necessary to reflect the Grey Wolf Acquisition and related financing in the Statements.

The Statements should be read in conjunction with the historical consolidated financial statements of Precision and Grey Wolf as at and for the nine months ended September 30, 2008 and as at and for the year ended December 31, 2007. The financial statements of Precision are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). However, Note 16 to the audited consolidated financial statements of Precision for the year ended December 31, 2007 includes a reconciliation of the Canadian GAAP financial statements to US GAAP. A reconciliation of Precision’s Canadian GAAP unaudited interim financial statements as at and for the nine months ended September 30, 2008 to US GAAP has been filed with Canadian and US regulatory authorities.

Precision’s historical consolidated financial statements are presented in Canadian dollars. The financial statements of Precision within the consolidated pro forma financial statements are reported in US dollars. The Precision amounts within the consolidated pro forma financial statements were translated from Canadian dollars retrospectively by converting Precision’s assets and liabilities to US dollars at the period end rate of exchange and by converting the statements of operations to US dollars at the average rate for the period. Exchange gains and losses in the translation were included in accumulated other comprehensive income.

The Statements do not include the anticipated financial benefits from such items as potential cost savings or synergies arising from the Grey Wolf Acquisition, nor are they necessarily indicative of the results of operations or the financial position that would have resulted had the Grey Wolf Acquisition been effected on the dates indicated, or the results that may be obtained in the future.

The Statements have been prepared for illustrative purposes only. Actual amounts recorded once the purchase price allocation is finalized will depend on a number of factors and may differ materially from those recorded in these Statements. Certain elements of Grey Wolf’s consolidated financial statements have been reclassified to conform to Precision’s US GAAP presentation (Note 4 and 5).

Note 2 —	Description of the transaction

On August 24, 2008, Precision and Grey Wolf entered into the Merger Agreement whereby Precision will acquire all the outstanding shares of common stock of Grey Wolf. Each share of Grey Wolf common stock will be converted, at the option of the holder, into US$9.02 in cash or 0.4225 of a Precision trust unit, subject to proration. The maximum amount of cash to be paid by Precision translates to US$5.00 in cash and 0.1883 of a Precision trust unit for each share of Grey Wolf common stock. The pro forma statements have been prepared using the following significant assumptions:

•	The outstanding Grey Wolf convertible notes will be assumed by Lobos upon completion of the acquisition of Grey Wolf. The pro forma financial statements assume that the holders of the Grey Wolf convertible notes will accept the post-Merger offer to purchase the convertible notes that Precision will be required to make at face value plus accrued but unpaid interest.

•	An estimated 181 million shares of Grey Wolf common stock will be outstanding on the acquisition date, including the shares issued upon exercise of vested Grey Wolf options issued pursuant to the 1996 incentive plan. Grey Wolf stock options issued and outstanding pursuant to the 2003 incentive plan are assumed to be converted into Precision unit appreciation rights. The pro forma financial statements have assumed that each Grey Wolf share will be acquired for US$5.00 in cash and 0.1883 of a Precision trust unit, which will result in cash consideration of US$903 million.

•	Precision is expected to draw approximately US$1.2 billion on new credit facilities to fund the Grey Wolf Acquisition, repay amounts drawn under Precision’s existing credit facility and repay the Grey Wolf convertible notes, assuming the holders of Grey Wolf convertible notes accept Precision’s offer to purchase. The new credit facilities have an estimated blended interest rate of 11% per annum.

•	Accrual of approximately US$64 million of costs by Grey Wolf for severance, advisory, legal and other related costs immediately prior to the Grey Wolf Acquisition.

•	Accrual of approximately US$34 million of costs by Precision for advisory, legal and other costs and US$133 million of debt issue costs, all of which are capitalized.

Note 3 —	Significant accounting policies

The accounting policies used in the preparation of the Statements are those set out in Precision’s audited consolidated financial statements as at and for the year ended December 31, 2007. In the opinion of management, these statements include all adjustments necessary for fair presentation in accordance with US GAAP.

Management of Precision has reviewed the accounting policies of Grey Wolf and believes that they are materially consistent with Precision’s US GAAP accounting policies except for depreciation of drilling and related equipment. Grey Wolf depreciates drilling and related equipment on a straight line basis with estimated lives ranging from 3 to 15 years. Precision depreciates drilling and related equipment on a unit of production basis with 20% salvage value over an estimated 5,000 operating days. An adjustment has been made in the Statements to adjust Grey Wolf depreciation expense on drilling equipment to be consistent with Precision’s policy.

For purposes of preparing the unaudited pro forma condensed combined financial statements, Precision has prepared its financial statements in accordance with US GAAP. A reconciliation of Precision’s Canadian dollar, Canadian GAAP balance sheet at September 30, 2008 to US dollars and US GAAP is as follows:

	Precision — As	US GAAP		Precision —
	Reported	Adjustments	Translation	US GAAP
	(Cdn$)	(Cdn$)	Adjustments	(US$)
	(Thousands)

Current assets	344,541	—	(19,410)	325,131
Other non-current assets	58,055	—	(3,270)	54,785
Property, plant and equipment	1,285,584	—	(72,426)	1,213,158
Intangibles	1,376	—	(78)	1,298
Goodwill	284,579	63,029	(19,583)	328,025

TOTAL ASSETS	1,974,135	63,029	(114,767)	1,922,397

Current liabilities	151,871	9,606	(9,097)	152,380
Long-term incentive plan payable	7,116	—	(401)	6,715
Long-term debt	231,784	—	(13,058)	218,726
Deferred income taxes	202,783	(46,031)	(8,831)	147,921
Other long-term liabilities	—	37,344	(2,104)	35,240
Temporary equity	—	2,002,418	(112,810)	1,889,608
Unitholders’ capital	1,442,476	(1,442,476)	—	—
Contributed surplus	998	(998)	—	—
Accumulated deficit	(62,893)	(496,834)	81,733	(477,994)
Accumulated other comprehensive income	—	—	(50,199)	(50,199)

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	1,974,135	63,029	(114,767)	1,922,397

A reconciliation of Precision’s Canadian dollar, Canadian GAAP statements of earnings for the nine months ended September 30, 2008 and the year ended December 31, 2007 to US dollars and US GAAP is as follows:

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2008	2007
	(Thousands)

Net earnings as reported — Canadian GAAP (Cdn$)	210,354	345,776
US GAAP adjustments (Cdn$)	44	35

Net earnings as reported — US GAAP (Cdn$)	210,398	345,811
Translation adjustments	(7,505)	(21,321)

Net earnings — US GAAP (US$)	202,893	324,490

Note 4 —	Pro forma purchase consideration

The Grey Wolf Acquisition will be accounted for using the purchase method of accounting. Accordingly, Grey Wolf’s identifiable assets and liabilities will be measured at their estimated fair values on the date of acquisition and the difference between these fair values and the price paid for Grey Wolf will be recorded on the balance sheet as goodwill. The results of operations of Grey Wolf will be included in the consolidated financial statements of Precision from the date of acquisition. Certain adjustments have been reflected in the Statements to illustrate the effects of purchase accounting. The Statements account for the cost of the acquisition and allocation of proceeds (in thousands) as follows, according to management’s preliminary estimate:

Consideration
Cash	$902,930
Trust units	726,048
Acquisition costs	34,200

Total	$1,663,178

Allocation of Consideration
Working capital, including cash of $301 million	$322,363
Property, plant and equipment	1,539,881
Intangible assets	94,780
Other assets	30,785
Goodwill	457,141
Long term debt	(274,725)
Deferred income tax	(486,484)
Other long-term liabilities	(20,563)

Total	$1,663,178

Intangible assets are comprised of the estimated value associated with the acquired customer relationships, contracts and the Grey Wolf brand.

The acquired working capital includes US$11 million of cash received on the exercise of Grey Wolf stock options (Note 5(j)), a US$7 million liability for the Grey Wolf stock options that are converted into cash settled trust unit appreciation awards (Note 5(j)) and a US$64 million liability for Grey Wolf transaction costs (Note 5(k)).

In these statements, management has made a preliminary allocation to the fair value of the acquired assets and liabilities, but this allocation could change materially when final purchase accounting is performed and the resulting differences could have a material impact on the financial statements. As a result of this allocation, property, plant and equipment increased by US$750 million and deferred income tax increased by US$321 million.

In December 2007, FASB issued SFAS 141(R), Business Combinations. The new standard, will be effective for business combinations occurring after December 31, 2008. If the transaction closes after December 31, 2008 SFAS 141(R) may require transaction costs of US$34 million to be expensed as opposed to being included in the purchase price allocation.

An independent third-party appraisal firm has been engaged to assist in finalizing the allocation of the purchase price. The preliminary purchase price allocations are subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed as described above.

Note 5 —	Pro forma adjustments

The Statements incorporate the following adjustments:

Adjustments to the statements of operations

a. Reflects the reclassification of Grey Wolf’s “Gain/Loss on Sale of Assets” to “Depreciation and Amortization” to be consistent with Precision’s presentation.

b. Reflects the adjustment of Grey Wolf’s basis of depreciation for drilling equipment from straight line to unit of production, which is used by Precision as described in Note 3.

c. Reflects the depreciation associated with the increase in property, plant and equipment resulting from the allocation of the purchase price equation.

d. Reflects the amortization associated with the acquired intangible assets on a straight line basis over their estimated lives. The estimated life of the intangible assets is 2-10 years.

e. Reflects the elimination of interest expense recorded by Grey Wolf with respect to the convertible notes that are assumed to be repurchased immediately after closing the Merger and the elimination of Precision long-term debt interest which is repaid with the new credit facilities.

f. Reflects the interest expense related to additional debt assumed to finance the acquisition at an estimated blended rate of 11% per annum. If the interest rate on the debt increased by 0.125%, interest expense would increase by US$1.5 million per year. In addition, pro forma interest expense also reflects a commitment fee of 0.60% on the US$400 million Revolving Credit Facility.

g. Reflects the amortization of the US$133 million of debt issue costs associated with the debt financing over the estimated life of the debt facility to which the cost relates.

h. Reflects the recognition of the current and future income tax effects of pro forma adjustments at an average rate of approximately 35% (combined Canadian and US effective tax rate).

Adjustments to the balance sheet

i. Total debt was increased by US$729 million to a total of US$1,223 million. The US$1,223 million was used to finance the cash portion of the Grey Wolf Acquisition, net of the US$290 million of cash acquired and US$11 million of cash received on the exercise of Grey Wolf stock options and to repay US$219 million of long-term debt of Precision and the US$275 million Grey Wolf convertible notes. The current portion of the debt of US$40 million has been included in current liabilities and the remaining US$1,183 million in long-term debt. Debt issue costs of US$133 million are included in other assets.

j. Vested Grey Wolf options issued under various plans were assumed to be exercised prior to the acquisition resulting in an additional two million shares of Grey Wolf common stock being outstanding at the time of the acquisition. Included in the working capital acquired upon the acquisition is US$11 million of cash received upon the exercise of these options. Unvested options outstanding in Grey Wolf were assumed to be converted to Precision cash settled trust unit appreciation awards which resulted in the recognition of an additional US$7 million liability on the date of acquisition.

k. Reflects the estimated Grey Wolf transaction costs of US$64 million which include severance, advisory, legal, other related costs and a break-up fee payable by Grey Wolf to a third party relating to a terminated transaction.

l. Reflects the estimated Precision transaction costs of US$34 million.

m. Record the elimination of Grey Wolf’s equity and pre-acquisition goodwill.

n. Revalue the Precision trust units issued to Grey Wolf shareholders from US$21.22 per unit, the amount used for accounting purposes in the purchase price allocation, to US$15.92 per unit representing the redemption amount as at the date of the balance sheet. This adjustment results in a US$181 million decrease to temporary equity with a corresponding increase in the deficit.

Note 6 —	Earnings per Precision trust unit

The pro forma basic and diluted earnings per unit was calculated by adding approximately 34 million trust units that are issued on the acquisition of Grey Wolf to Precision’s historical number of trust units used to calculate Precision’s historical earnings per trust unit.

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2008	2007
	(Thousands, except per unit amounts)

Pro forma net earnings	$213,327	$385,847
Weighted average units outstanding in Precision	125,758	125,758
Additional units issued upon acquisition	34,215	34,215
Pro forma weighted average units	159,973	159,973
Pro forma net earnings per unit	$1.33	$2.41
Diluted units outstanding in Precision	125,794	125,760
Additional units issued upon acquisition	34,215	34,215
Pro forma diluted units	160,009	159,975
Pro forma diluted net earnings per unit	$1.33	$2.41